UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PHILLIPS EDISON & COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

71844V 102
(CUSIP Number of Class of Securities)

Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
Yoel Kranz, Esq.
David H. Roberts, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$100,050,000(a)	$10,915.46(b)

(a) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash up to 17,400,000 shares of stock, par value $0.01 per share, of Phillips Edison & Company, Inc. (the “Company”), at a price of $5.75 per share.

(b) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million of the aggregate amount of cash offered by the Company.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,915.46
Form or Registration No.: Schedule TO-I
Filing Party: Phillips Edison & Company, Inc.
Date Filed: November 10, 2020 and December 14, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on November 10, 2020 and amended by Amendment No. 1 on December 14, 2020 (as may be further supplement or amended from time to time, the “Schedule TO”) by Phillips Edison & Company, Inc. (the “Company”) in connection with an offer (the “Offer”) by the Company to purchase up to 17,400,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal previously were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment No. 2 is to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or the Offer. All information set forth in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be amended or supplemented from time to time.

Items 11.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

“On December 31, 2020, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. (Eastern time) on December 29, 2020. A copy of such press release is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(A) Press Release issued by Phillips Edison & Company, Inc. on December 31, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 31, 2020).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

PHILLIPS EDISON & COMPANY, INC.
Dated: December 31, 2020	By:	/s/ John P. Caulfield
John P. Caulfield
Chief Financial Officer, Senior Vice President and Treasurer